SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the

Securities Exchange Act of 1934

MIDWEST AIR GROUP, INC.

(Name of Subject Company)

MIDWEST AIR GROUP, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

597911106

(CUSIP Number of Class of Securities)

Timothy E. Hoeksema

Chairman of the Board and

Chief Executive Officer

Midwest Air Group, Inc.

6744 South Howell Avenue

Oak Creek, WI  53154

(414) 570-4000

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person filing statement)

With copies to:

Christopher B. Noyes Dennis F. Connolly Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, WI 53202-3590 (414) 273-3500	Frederick C. Lowinger Dennis V. Osimitz Sidley Austin LLP One South Dearborn Chicago, IL 60603 (312) 853-7000

[     ]

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

The purpose of this amendment is to amend Item 4 – The Solicitation or Recommendation, Item 8 – Additional Information and Item 9 – Exhibits by adding new exhibits (a)(6), (a)(7), (a)(8) and (a)(9) and revising the Exhibit Index accordingly.

Item 4.

The Solicitation of Recommendation.

Background of the Offer

On January 30, 2007, the putative class action filed in the Circuit Court for Milwaukee County, Wisconsin in which Midwest and members of the Board were named as defendants was voluntarily dismissed by the plaintiff.

On February 1, 2007, AirTran issued a press release announcing that it had proposed a slate of nominees for election to the Board at the next annual meeting of shareholders.  In the same press release, AirTran announced that it was extending the Offer, originally due to expire on February 8, 2007, until March 8, 2007, and that as of 5:00 p.m., Eastern Standard Time, on January 30, 2007, a total of 38,966 Midwest Shares had been tendered pursuant to the Offer.

Item 8.

Additional Information

Shareholder Litigation

On January 30, 2007, the putative class action filed in the Circuit Court for Milwaukee County, Wisconsin (Linda Garrett v. Midwest Air Group, Inc., et al., Case No. 07-CV-508) was voluntarily dismissed by the plaintiff with prejudice as to the plaintiff and without prejudice as to all other members of the putative class.  The dismissal was based on a stipulation of the parties and the representation by the plaintiff that she has not received and will not accept any consideration for her voluntary dismissal of the action.

Item 9.

Exhibits.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Description
(a)(1)	Letter to Midwest’s shareholders dated January 25, 2007*(1)
(a)(2)	Press release issued by Midwest on January 25, 2007(1)
(a)(3)	Midwest Investor Presentation dated January 25, 2007 (incorporated by reference to Exhibit 99.1 to Midwest’s Current Report on Form 8-K/A as filed with the SEC on January 25, 2007)
(a)(4)	Transcript of conference call held by Midwest on January 25, 2007(1)
(a)(5)	Advertisement published by Midwest on January 26, 2007(1)
(a)(6)	Press release issued by Midwest on January 31, 2007 (incorporated by reference to Exhibit 99.1 to Midwest’s Current Report on Form 8-K as filed with the SEC on February 1, 2007)
(a)(7)	Press release issued by Midwest on February 1, 2007 (incorporated by reference to Exhibit 99.1 to Midwest’s Current Report on Form 8-K as filed with the SEC on February 1, 2007)
(a)(8)	Midwest Investor Presentation dated February 1, 2007 (incorporated by reference to Exhibit 99.1 to Midwest’s Current Report on Form 8-K as filed with the SEC on February 1, 2007)
(a)(9)	Memorandum sent to Midwest employees on February 1, 2007 (incorporated by reference to Exhibit 99.2 to Midwest’s Current Report on Form 8-K as filed with the SEC on February 1, 2007)
(e)(1)	Excerpts from Midwest’s Definitive Proxy Statement on Schedule 14A relating to the 2006 Annual Meeting of Shareholders as filed with the SEC on March 23, 2006(1)
(e)(2)

Rights Agreement, dated as of February 15, 2006, between Midwest Air Group, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate (incorporated by reference to Exhibit 1 to Midwest’s Registration Statement on Form 8-A as filed with the SEC on February 22, 2006)

(e)(3)

1995 Stock Plan for Outside Directors, as amended through February 20, 2002 (incorporated by reference to Exhibit 10.14 to Midwest’s Form 10-K for the year ended December 31, 2001 as filed with the SEC on March 26, 2002)

(e)(4)

Annual Incentive Plan, as amended through February 11, 1998 (incorporated by reference to Exhibit 10.14 to Midwest’s Form 10-K for the year ended December 31, 1997 as filed with the SEC on March 13, 1998)

(e)(5)	Supplemental Benefits Plan (incorporated by reference to Exhibit 10.19 to Midwest’s Form 10-K for the year ended December 31, 1995 as filed with the SEC on March 28, 1996)
(e)(6)	Form of Key Executive Employment and Severance Agreement between Midwest and each of its executive officers(1)
(e)(7)

1995 Stock Option Plan, as amended through April 25, 2001 (incorporated by reference to Appendix B to Midwest’s Definitive Proxy Statement on Schedule 14A relating to the 2001 Annual Meeting of Shareholders as filed with the SEC on March 21, 2001)

(e)(8)	2003 All Employee Stock Option Plan (incorporated by reference to Exhibit 10.42 to Midwest’s Form 10-K for the year ended December 31, 2003 as filed with the SEC on March 15, 2004)
(e)(9)

Employment Letter from Midwest to Curtis E. Sawyer dated August 4, 2004 (incorporated by reference to Exhibit 10.43 to Midwest’s Form 10-K for the year ended December 31, 2005 as filed with the SEC on February 28, 2006)

(e)(10)

Employment Letter from Midwest to Scott R. Dickson dated December 16, 2004 (incorporated by reference to Exhibit 10.44 to Midwest’s Form 10-K for the year ended December 31, 2005 as filed with the SEC on February 28, 2006)

(e)(11)

2005 Equity Incentive Plan (incorporated by reference to Appendix A to Midwest’s Definitive Proxy Statement on Schedule 14A relating to the 2005 Annual Meeting of Shareholders as filed with the SEC on March 18, 2005)

(e)(12)

2005 Non-Employee Director Stock Plan (incorporated by reference to Appendix B to Midwest’s Definitive Proxy Statement on Schedule 14A relating to the 2005 Annual Meeting of Shareholders as filed with the SEC on March 18, 2005)

(e)(13)	2005 Director Compensation Summary (incorporated by reference to Midwest’s Form 8-K as filed with the SEC on April 26, 2005)
(e)(14)	Form of Restricted Stock Grant Letter (incorporated by reference to Midwest’s Form 8-K as filed with the SEC on April 26, 2005)
(e)(15)	Annual and Long-Term Incentive Plan (incorporated by reference to Midwest’s Form 8-K as filed on April 26, 2005)
(e)(16)

By-laws of Midwest as amended through April 29, 1999 (incorporated by reference to Exhibit 3 to Midwest’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 as filed with the SEC on August 13, 1999)

(e)(17)

Restated Articles of Incorporation of Midwest as amended through April 8, 2004 (incorporated by reference to Exhibit 3.5 to Midwest’s Post-Effective Amendment No.1 to Form S-1 on Form S-3 as filed with the SEC on April 9, 2004)

(g)	Not applicable

____________

*

Included in materials mailed to shareholders of Midwest.

(1)

Previously filed with Schedule 14D-9 or an amendment thereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MIDWEST AIR GROUP, INC.

By:

/s/ Curtis E. Sawyer

Curtis E. Sawyer

Senior Vice President and Chief Financial
Officer

Date:  February 1, 2007